July 23, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2013 as filed on February 27, 2014

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated July 11, 2014.

Notes to Consolidated Financial Statements

(1) Business and Summary of Significant Accounting Policies

(X) GPO Agreement/Minority Ownership Interest, page 115

1)	You state that during 2013, you entered into a new group purchasing organization agreement (“GPO”) and acquired a minority interest in the GPO for a nominal amount. In connection with the IPO of the stock of the GPO, you received cash proceeds from the sale for a portion of that interest which was recorded as deferred income. The deferred income will be recognized, on a pro rata basis, as a reduction to your supplies expenses over the expected life of the GPO agreement. Also you received restricted stock of the GPO which vests ratably over a seven-year period and you will recognize the fair value of the stock as a reduction to your supplies expense on a pro rata basis over the vesting period. Please provide us with an analysis with reference to authoritative accounting literature supporting your accounting treatment including measurement, recognition and classification. Further, include in your response the amount of cash proceeds and the fair value of the minority interest acquired upon entering into the agreement, and clarify what you mean by on a pro rata basis.

Response:

Background:

During the second quarter of 2013, with the expectation that Premier, Inc. would complete an initial public offering (“IPO”) in the near future (completed in October, 2013), we entered into a series of agreements with Premier, Inc. and its subsidiaries (“Premier”) with the intent of, upon effectiveness, purchasing supplies through Premier (projected expenditures of approximately $600 million annually) for a specified period of time as well as becoming a member and a limited partner in certain business of Premier’s Group Purchasing Organization (“GPO”).

In connection with this arrangement, the following events occurred:

•	May, 2013 – We entered into a stock purchase and subscription agreement to pay $75,000 to acquire shares in a Premier subsidiary (representing a 0.1% ownership interest acquired in Premier Healthcare Solutions, Inc.).

•	May, 2013 – We entered into a limited partnership subscription agreement with a Premier subsidiary to acquire a limited partnership interest (representing a 2.6% ownership interest in Premier Purchasing Partners, L.P.). This interest was acquired with a $3.7 million loan advanced from Premier which is recorded as 3rd party debt on our consolidated balance sheet and is being repaid quarterly with a maturity scheduled to occur during the fourth quarter of 2018.

•	May, 2013 – We executed a GPO Participation Agreement with Premier (through Premier Purchasing Partners, L.P.). The GPO agreement was contingent on, and became effective with, Premier’s IPO completion (and therefore became effective in October, 2013). The GPO agreement, which may be terminated upon 12 months written notice given at any time after the second anniversary of the commencement date, provides for an initial 5-year term with automatic extension for successive 5-year periods subject to termination notices by either party prior to the fourth anniversary of the then current term. Pursuant to the terms of the agreement, which absent certain customary breach of contract conditions cannot be cancelled by us until at least September 30, 2016, we are obligated to participate in the GPO program utilizing Premier as our primary group purchasing organization to purchase products and services pursuant to Premier’s contracts with vendors.

•	October, 2013 – Closing date of Premier, Inc.’s IPO.

•	October, 2013 – In conjunction with Premier’s reorganization in connection with its IPO, our ownership interests in Premier Healthcare Solutions, Inc. and Premier Purchasing Partners, L.P. (which were acquired in May, 2013), converted into 3.1 million Class B units of a wholly-owned limited partnership of Premier, Inc., of which:

•	Upon closing of its IPO, Premier repurchased 496,000 Class B units from us for $12.6 million in cash (@ $25.38 per unit representing the net IPO price), and;

•	We retained 2,604,793 restricted Class B units which represent an economic ownership interest in a Premier subsidiary of approximately 2%. These units, which vest ratably over a 7-year period, subject to certain conditions, are exchangeable upon vesting on a 1-for-1 basis for shares of Premier, Inc.’s marketable Class A common stock. Should we elect to terminate the GPO agreement (after the initial, non-cancellable 3-year term), the unvested units are subject to repurchase by Premier for a nominal price.

•	November, 2013 – We received $2.0 million of cash representing a profit distribution covering the period of our initial investment in Premier and related entities through September 30, 2013 (the pre-IPO period).

Management analysis and accounting treatment:

Because the GPO arrangement involves the receipt of cash and equity instruments, we have evaluated whether the accounting model related to the Premier arrangement should be a supplier/customer arrangement or a financial instrument/investment model. Overall, we have concluded that the Premier arrangement should be accounted for as a supplier/customer arrangement because we paid a nominal amount to receive restricted stock (and cash) and entered into the arrangement specifically for the cost reduction benefits and not to acquire and/or hold investments for potential appreciation gains. Our accounting treatment is therefore consistent with the guidance in ASC 605-50-25 Customer’s Accounting for Certain Consideration Received from a Vendor (EITF 02-16). Thus, any value received via either cash or equity (whether through the receipt of IPO proceeds, fair-value attained through vesting of Class B units, or receipt of pre-IPO, pre-GPO participation partnership distributions) will be recognized as a reduction of supply costs.

We believe the relationship with Premier is consistent with that of typical GPO arrangements and should be accounted for similarly. Specifically, although we have received certain Premier equity interests and IPO cash proceeds (as outlined above), our intent in entering into the Premier agreements was predicated on reducing our overall supply expenditures. Pursuant to the terms of our previous GPO arrangements, cost savings were shared with us via cash rebates which were recorded as reductions to our supplies expense. Pursuant to the Premier agreements, in addition to cash rebates we are entitled to receive, the cost savings are also remitted to us utilizing other forms of economic consideration such as the issuance and vesting of equity instruments and receipt of IPO proceeds.

As outlined below, we have concluded that the equity instruments, IPO proceeds and pre-IPO/GPO participation profit distributions should be accounted for as prepaid consideration for our future contractual commitment to purchase supplies through Premier and should be deferred and recognized ratably as a reduction of supplies expense over the applicable period of 7 years for the equity instruments (representing the pro rata vesting period of the restricted units) and 3 years for the IPO proceeds and pre-IPO/GPO participation profit distributions (representing the non-cancellable term of the GPO participation agreement).

Accounting for IPO cash proceeds and pre-IPO/GPO participation profit distributions:

In connection with the completion of their IPO (in October, 2013), Premier distributed $12.6 million to us as outlined above. Upon receipt, we recorded the $12.6 million as a deferred cost reduction representing prepaid payment to us for our future participation in the GPO agreement and we will recognize that amount ratably over the 3-year non-cancellable contractual term of the GPO agreement as a reduction to our supplies expense (amounting to $4.2 million annually with $1.1 million recorded during the fourth quarter of 2013).

In addition, we received $2.0 million of cash from Premier representing our share of profits through September 30, 2013 (the pre-IPO period). Since this distribution related to the overall Premier GPO arrangement and our future participation in the GPO, we will also recognize this amount ratably over the 3-year non-cancellable contractual term of the GPO agreement as a reduction to our supplies expense (amounting to $700,000 annually).

The accounting treatment regarding income statement geography, is consistent with the following excerpts: ASC 605-50-45-12 states that “Cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement.”

Accounting for restricted Class B units convertible into Class A common stock of Premier upon vesting:

We believe it is appropriate to account for the value of the restricted Class B units at their estimated fair-value upon vesting which is scheduled to occur at 1/7th per year (372,000 units/shares scheduled to vest annually), contingent upon our continued participation in the Premier GPO. Since we consider the estimated fair-value of the restricted units, which upon vesting are convertible on a share-for-share basis into marketable (publicly traded) shares of Premier, Inc.’s stock (class A common stock), to represent economic consideration due from Premier in connection with our continued participation in the GPO, we believe it is appropriate to amortize the estimated fair-value of the restricted units/stock as a reduction to our supplies expense on a pro rata basis at each financial reporting period pursuant to the 7-year scheduled vesting. At Premier’s current approximate stock price ($29 per share), upon vesting, the estimated annual fair-value of each year’s restricted units is approximately $11 million. The estimated fair-value of each year’s scheduled restricted stock unit vesting will be remarked at each financial reporting date, although given the magnitude of our annual income before income taxes ($869 million in 2013), we do not expect these adjustments to have a material impact on our consolidated financial results.

The following guidance was considered related to the above-mentioned accounting treatment: ASC 605-50-20 states the following, “Cash consideration is cash payments and credits that the customer can apply against trade amounts owed to the vendor. In addition, as indicated in Section 505-50-25, consideration in the form of equity instruments is recognized in the same period or periods as in the same manner (that is, capitalize vs. expense) as if the entity had paid cash for the goods or service or used cash rebates as a sales discount instead of paying or using equity instruments. Accordingly, guidance with respect to cash consideration is applicable to consideration that consists of equity instruments (regardless of whether a measure date has been reached)”. Consideration includes items that the customer can apply against trade amounts owed to the vendor. Consideration may take a variety of different forms including cash payments by a vendor to a customer, credits that the customer can apply, equity instruments of the vendor (regardless of whether a measurement date has been reached), and free products or service given to a customer by the vendor. Consideration may be referred to by terms such as sales incentives, discounts, coupons, rebates and price reductions.

Further guidance regarding share-based transactions, which consist of providing goods or services in exchange for an equity instrument, is outlined in ASC 505-50 including determining the date at which the grantee shall measure the fair value of the equity received (measurement date), the accounting considerations prior to the measurement date, the determination of fair value on the measurement date and the accounting subsequent to the measurement date.

ASC 505-50-30-18 defines the measurement date as “the earlier of:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the grantee to earn the equity instrument (a performance commitment) is reached; or

•	The date at which the grantee’s performance necessary to earn the equity instruments is complete (the vesting date).”

The above outlined guidance is consistent with management’s accounting for the consideration which is to be received ratably over the life of the GPO agreement. Therefore, we believe it is appropriate and consistent with the guidance to recognize the 372,000 shares ratably over the year (93,000 shares quarterly) as vesting conditions are within our control and it is expected that they will be met. This is also consistent with the guidance in ASC 605 referenced above which requires equity consideration to be recognized in the same manner as if the cash had been received.

Accounting for stock subsequent to vesting:

Upon vesting of the restricted Class B units, we will likely elect to exchange the vested units/Class B shares into marketable Class A shares of Premier, Inc. and, at our discretion, may consider liquidating some or all of the shares. If upon vesting and exchange we elect to retain the common stock, we will account for the investment as a marketable security available for sale and adjust the carrying value through comprehensive income on an ongoing basis pursuant to ASC 505-50-35-15, which states that, “changes in the fair value of the equity instruments after the measurement date unrelated to the achievement of the performance conditions shall be accounted for in accordance with any relevant guidance on the accounting and reporting for investments in equity instruments, such as that in Topic 320, 323, 825 and 855”.

Specifically, management considered the guidance in ASC 320-10-25-1, which states that “At acquisition, an entity shall classify debt securities and equity securities into one of the following three categories:

1)	Trading securities: If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition, an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term.

2)	Held-to-maturity securities: Investments in debt securities shall be classified as held-to-maturity only if the reporting entity has the positive intent and ability to hold those securities to maturity.

3)	Available-for-sale securities: Investments in debt and equity securities that have readily determinable fair-values that are not classified as trading securities or a held-to-maturity securities shall be classified as available for-sale-securities.

We considered the guidance in ASC 320-10-35-1 when determining how to account for the subsequent re-measurement of the securities, which states the following: “Available-for-sale securities. Investment in debt securities that are classified as available for sale and equity securities that have readily determinable fair value that are classified as available for sale shall be measured subsequently at fair values in the statement of financial position. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized, pursuant to paragraphs 815-25-35-1 through 35-4”.

Accounting for minority interest ownership:

As mentioned above, prior to Premier’s IPO, we contributed nominal cash consideration of $75,000 and entered into loan agreements of $3.7 million with Premier in exchange for a limited partnership ownership interest (of approximately 2%) as well as to fund our capital requirement. Pursuant to ASC 325-20 Cost Method Investments, since our minority ownership interest is less than 3%, and since we have virtually no influence over Premier (i.e. no representation on the board of directors, no participation in policy-making processes, or in other ways, such as technological or revenue dependence), we have recorded this aggregate investment of $3.8 million under the cost method and included in other assets on our consolidated balance sheet.

Other:

Also pursuant to your request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax)
steve.filton@uhsinc.com (email)